                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*


                             CONSTELLATION 3D, INC.
               ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               ----------------------------------------------------
                         (Title of Class of Securities)

                                   210379 10 3
               ----------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
               ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   Page 1 of 9
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CUSIP No. 210379 10 3


--------------------------------------------------------------------------------
   1       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           United European Enterprises Ltd.

--------------------------------------------------------------------------------
   2       Check the Appropriate Box If a Member of a Group            (a)  [ ]
           (See Instructions)                                          (b)  [ ]


--------------------------------------------------------------------------------
   3       Sec Use Only


--------------------------------------------------------------------------------
   4       Citizenship or Place of Organization

           The Island of Nevis
--------------------------------------------------------------------------------
                             5      Sole Voting Power

                                    0
       Number of
        Shares              ----------------------------------------------------
     Beneficially            6      Shared Voting Power
       Owned by
         Each                       29,119,283
       Reporting
        Person              ----------------------------------------------------
         With                7      Sole Dispositive Power

                                    0

                            ----------------------------------------------------
                             8      Shared Dispositive Power

                                    29,119,283

--------------------------------------------------------------------------------
   9       Aggregate Amount Beneficially Owned by Each Reporting Person

           29,119,283
--------------------------------------------------------------------------------
   10      Check if the Aggregate Amount in Row (9) Excludes Certain
           Shares (See Instructions)
                                                                            [ ]

--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row (9)

           67.4%
--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions):

           CO
--------------------------------------------------------------------------------

United European Enterprises Ltd. is a corporation organized under the laws of the Island of Nevis

CUSIP No. 210379 10 3


--------------------------------------------------------------------------------
   1       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Constellation Group Investments Inc.

--------------------------------------------------------------------------------
   2       Check the Appropriate Box If a Member of a Group            (a)  [ ]
           (See Instructions)                                          (b)  [ ]


--------------------------------------------------------------------------------
   3       Sec Use Only


--------------------------------------------------------------------------------
   4       Citizenship or Place of Organization

           The British Virgin Islands
--------------------------------------------------------------------------------
                             5      Sole Voting Power

                                    0
       Number of
        Shares              ----------------------------------------------------
     Beneficially            6      Shared Voting Power
       Owned by
         Each                       29,119,283
       Reporting
        Person              ----------------------------------------------------
         With                7      Sole Dispositive Power

                                    0

                            ----------------------------------------------------
                             8      Shared Dispositive Power

                                    29,119,283

--------------------------------------------------------------------------------
   9       Aggregate Amount Beneficially Owned by Each Reporting Person

           29,119,283
--------------------------------------------------------------------------------
   10      Check if the Aggregate Amount in Row (9) Excludes Certain
           Shares (See Instructions)
                                                                            [ ]

--------------------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row (9)

           67.4%
--------------------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions):

           CO
--------------------------------------------------------------------------------

Constellation Group Investments Inc. is an international business company incorporated under the laws of the British Virgin Islands

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Item 1.

     (a)     Name of Issuer

             Constellation 3D, Inc.

     (b)     Address of Issuer's Principal Executive Office

             230 Park Avenue, Suite 453, New York, New York  10169
Item 2.

     (a)     Name of Person Filing

             United European Enterprises Ltd.

     (b)     Address of Principal Business Office or, if none, Residence

             56 Mazah Street, Tel Aviv, Israel 55905

     (c)     Citizenship

             The Island of Nevis

     (d)     Title of Class of Securities

             Common Stock

     (e)     CUSIP Number

             210379 10 3

Item 3.      Not Applicable.

Item 4.      Ownership.

United European Enterprises Ltd. beneficially owns 29,119,283 shares (the "Shares") of Common Stock of Constellation 3D, Inc. The Shares represent 67.4% of the class. United European Enterprises Ltd. beneficially owns the Shares through its beneficial ownership of approximately 55.5% of the voting shares of Constellation 3D Technology Limited, a British Virgin Islands company, that is the beneficial owner of the Shares. Thirty-thousand (30,000) Shares are issuable to Constellation 3D Technology Limited upon the exercise of warrants that are exercisable within 60 days of December 31, 2000. United European Enterprises Ltd. has the shared indirect power to vote, or to direct the vote of, and the shared indirect power to dispose, or to direct the disposition of, the Shares. United European Enterprises Ltd. indirectly controls how Constellation 3D Technology Limited votes and invests the Shares. United European Enterprises Ltd. does not have sole voting or dispositive power over the Shares.

Item 5.      Ownership of Five Percent or Less of a Class

             Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group

             Not Applicable.

Item 9.      Notice of Dissolution of Group

             Not Applicable.

Item 10.     Certification

             Not Applicable.

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Item 1.
     (a)     Name of Issuer

             Constellation 3D, Inc.

     (b)     Address of Issuer's Principal Executive Office

             230 Park Avenue, Suite 453, New York, New York  10169

Item 2.

     (a)     Name of Person Filing

             Constellation Group Investments Inc.

     (b)     Address of Principal Business Office or, if none, Residence

             c/o Euro-American Trust and Management Services Limited P.O. Box 3161 Road Town, Tortola, British Virgin Islands

     (c)     Citizenship

             The British Virgin Islands

     (d)     Title of Class of Securities

             Common Stock

     (e)     CUSIP Number

             210379 10 3

Item 3.     Not Applicable.

Item 4.     Ownership.

Constellation Group Investments Inc. beneficially owns 29,119,283 shares (the "Shares") of Common Stock of Constellation 3D, Inc. The Shares represent 67.4% of the class. Constellation Group Investments Inc. owns the Shares through its beneficial ownership of 54.9% of the voting shares of United European Enterprises Ltd. United European Enterprises Ltd. beneficially owns approximately 55.5% of the voting shares of Constellation 3D Technology Limited, a British Virgin Islands company, that is the beneficial owner of the Shares. Thirty-thousand (30,000) Shares are issuable to Constellation 3D Technology Limited upon the exercise of warrants that are exercisable within 60 days of December 31, 2000. Constellation Group Investments Inc. has the shared indirect power to vote, or to direct the vote of, and the shared indirect power to dispose, or to direct the disposition of, the Shares. Constellation Group Investments Inc. indirectly controls how Constellation 3D Technology Limited votes and invests the Shares. Constellation Group Investments Inc. does not have sole voting or dispositive power over the Shares.

Item 5.    Ownership of Five Percent or Less of a Class

           Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group

            Not Applicable.

Item 9.     Notice of Dissolution of Group

            Not Applicable.

Item 10.    Certification

            Not Applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned, being the duly authorized officers of United European Enterprises Ltd. and Constellation Group Investments Inc., hereby certifies that the information set forth in this statement is true, complete and correct with respect to the company, on behalf of which such officer executes this statement.


                                            UNITED EUROPEAN ENTERPRISES LTD.


                                            By: /s/ Lev Zaidenberg
                                                --------------------------------
                                                Name:  Lev Zaidenberg
                                                Title: President



                                            CONSTELLATION GROUP INVESTMENTS INC.


                                            By: /s/ Leonardo Berezowsky
                                                --------------------------------
                                                Name:  Leonardo Berezowsky
                                                Title: Chief Operating Officer


February 12, 2001.

                                    EXHIBIT A

                                    AGREEMENT


         Each of the undersigned, being the duly authorized officers of United European Enterprises Ltd. and Constellation Group Investments Inc. (the "Companies"), hereby agrees and consents to the joint filing on behalf of the Companies of this Schedule 13G, pursuant to Rule 13d-1(k)(1), in connection with the Companies' beneficial ownership of 29,119,283 shares of the Common Stock of Constellation 3D, Inc.


                                            UNITED EUROPEAN ENTERPRISES LTD.


                                            By: /s/ Lev Zaidenberg
                                                --------------------------------
                                                Name:  Lev Zaidenberg
                                                Title: President



                                            CONSTELLATION GROUP INVESTMENTS INC.


                                            By: /s/ Leonardo Berezowsky
                                                --------------------------------
                                                Name:  Leonardo Berezowsky
                                                Title: Chief Operating Officer

February 12, 2001.